The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/07

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on December 6, 2006, at 405 Lexington Avenue, New York, New York 10174. As of September 25, 2006, the record date, outstanding shares of common and preferred stock were 2,473,504 and 1,439,336, respectively. Holders of 2,164,529 common shares and 1,251,468 preferred shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on two proposals. The stockholders elected two Directors to the Board of Directors, one by each share class, and ratified the prior issuance of shares of the Fund’s preferred stock. The following table provides information concerning the matters voted on at the meeting:

I.	Election of Directors

Common Shareholder Nominee	For	Withheld
Andrew Dakos	2,051,184	113,345
Preferred Shareholder Nominee
Rajeev Das	1,243,296	8,172

II.	Ratification of Prior Issuance of Shares of the Fund’s Preferred Stock

	For	Against	Abstained	Non Votes
Common Shareholders	1,243,738	214,136	83,269	623,386

Preferred Shareholders	937,118	38,617	5,105	270,628